UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 27)*

CorVel Corporation

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

221006109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 4 Pages)

CUSIP NO. 221006109	13G/A	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS V. Gordon Clemons
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 900,000(1)
	6.	SHARED VOTING POWER 323,534(2)
	7.	SOLE DISPOSITIVE POWER 900,000(1)
	8.	SHARED DISPOSITIVE POWER 323,534(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,223,534
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.15%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents 900,000 shares of Common Stock held directly by V. Gordon Clemons, as an individual.
(2)

Represents 323,534 shares of Common Stock held directly by the Marie Eve Clemons Living Trust, of which Mr. Clemons’ spouse serves as a trustee. Mr. Clemons may be deemed to have shared voting and/or dispositive power over these shares.

CUSIP NO. 221006109	13G/A	Page 3 of 4 Pages

Item 1(a).	Name of Issuer:

CorVel Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5128 Apache Plume Road, Suite 400

Fort Worth, TX 76109

Item 2(a).	Name of Person Filing:

V. Gordon Clemons (“Mr. Clemons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o CorVel Corporation

5128 Apache Plume Road, Suite 400, Fort Worth, TX 76109

Item 2(c).	Citizenship

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 Par Value Per Share

Item 2(e).	CUSIP Number:

221006109

Item 3.	If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:	1,223,534

(b)	Percent of Class:	7.15%

CUSIP NO. 221006109	13G/A	Page 4 of 4 Pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	900,000

(ii)	Shared power to vote or to direct the vote:	323,534

(iii)	Sole power to dispose or to direct the disposition of:	900,000

(iv)	Shared power to dispose or to direct the disposition of:	323,534

As of December 31, 2023, Mr. Clemons beneficially owned 1,223,534 shares of the Issuer’s Common Stock, including 900,000 shares owned directly by him and 323,534 shares owned directly by the Marie Eve Clemons Living Trust, of which Mr. Clemons’ spouse serves as trustee.

Mr. Clemons’ beneficial ownership represents 7.15% in the aggregate of the Issuer’s outstanding Common Stock.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐

Not Applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024	/s/ V. Gordon Clemons
Name: V. Gordon Clemons

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).